Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
California Water Service Group:
We consent to the incorporation by reference in the registration statements (No. 333-103721) on Form S-3 and (No. 333-60810 and No. 333-127495) on Form S-8 of California Water Service Group of our report dated February 28, 2008, except for the last paragraph of note 1, which is as of February 27, 2009, and note 17, which is as of April 3, 2009, with respect to the consolidated balance sheet of California Water Service Group and subsidiaries as of December 31, 2007, and the related consolidated statements of income, common stockholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007, which report appears in this Current Report on Form 8-K of California Water Service Group.
/s/ KPMG LLP
Mountain View, California
April 3, 2009